RIVERSTONE
RESOURCES INC.

07026164

August 3, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Attention: Filing Desk

Re: File No. 82-35016

Please find enclosed copies of the following documents:

News Releases Dated:

- June 27, 2007
- July 6, 2007
- July 9, 2007
- July 16, 2007
- July 17, 2007

Material Change Report Dated:

- July 9, 2007

Sincerely,

per L. Stefan
James Robertson
Director

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

dlw 8/23

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

82-35016

RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ENGAGES INVESTOR RELATIONS FIRM

June 27, 2007 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (TSXV – RVS) is pleased to announce the appointment of Mau Capital Management to provide investor relations and information services for the Company through its website www.goldmau.com .

The principal of Mau Capital Management is Mr. John Lee who specializes in the representation of junior resource companies and presentation of corporate information through the www.goldmau.com website and is a frequent speaker at resource conferences. He is also a publisher of articles for several internet news websites such as Kitco.com. This initiative extends the Company's commitment to improve communications and information flow to its shareholders and the investment community.

The services of Mau Capital Management have been engaged for C$3,000 per month for an initial 4-month period commencing July 1, 2007, subject to regulatory approval. Mr. Lee currently holds 200,000 shares of the Company directly or indirectly and may engage in further share transactions in the future. The Company has also granted 150,000 incentive stock options to Mau Capital Management pursuant to the Company's Stock Option Plan. The options are exercisable for a five-year period at a price of $0.275 per share and are subject to regulatory approval and vesting provisions. The options will bear a four-month hold period and will expire on June 27, 2012.

Riverstone Resources Inc. is a company active in gold exploration in Burkina Faso, West Africa. For further information about the Company, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:
Michael D. McInnis, President 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations 403-240-0555
Ron Cooper, Investor Relations 604-986-0112

82-35016

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resoures Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

June 21, 2007 (July 1, 2007 – See below)

ITEM 3. NEWS RELEASE

Issued June 27, 2007 and distributed through the facilities of CNN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

By agreement dated June 21, 2007, the Company retained Mau Capital Management LLC ("Mau Capital") to provide certain investor relations services to the Company. Mau Capital has been engaged for a four month period commencing July 1, 2007 for a fee of $3,000 per month. In addition, Mau Capital has been granted 150,000 stock options having an exercise price of $0.275 per share.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis, President
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 9th day of July, 2007.

82-35016

RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ENGAGES INVESTOR RELATIONS FIRM

June 27, 2007 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (TSXV – RVS) is pleased to announce the appointment of Mau Capital Management to provide investor relations and information services for the Company through its website www.goldmau.com .

The principal of Mau Capital Management is Mr. John Lee who specializes in the representation of junior resource companies and presentation of corporate information through the www.goldmau.com website and is a frequent speaker at resource conferences. He is also a publisher of articles for several internet news websites such as Kitco.com. This initiative extends the Company's commitment to improve communications and information flow to its shareholders and the investment community.

The services of Mau Capital Management have been engaged for C$3,000 per month for an initial 4-month period commencing July 1, 2007, subject to regulatory approval. Mr. Lee currently holds 200,000 shares of the Company directly or indirectly and may engage in further share transactions in the future. The Company has also granted 150,000 incentive stock options to Mau Capital Management pursuant to the Company's Stock Option Plan. The options are exercisable for a five-year period at a price of $0.275 per share and are subject to regulatory approval and vesting provisions. The options will bear a four-month hold period and will expire on June 27, 2012.

Riverstone Resources Inc. is a company active in gold exploration in Burkina Faso, West Africa. For further information about the Company, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:
Michael D. McInnis, President 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations 403-240-0555
Ron Cooper, Investor Relations 604-986-0112

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

82-35016

RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES C$2 MILLION PRIVATE PLACEMENT

July 6, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") (RVS TSX V) announces that it has agreed to sell on a non-brokered private placement basis up to 8,000,000 units ("Units") of the Company at a price of C$0.25 per Unit for gross proceeds of C$2,000,000.00. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.35 per share. The Company may pay finder's fees for a portion of the financing in accordance with TSX Venture Exchange policies. The private placement is subject to regulatory approval. Securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

www.riverstoneresources.com

Michael D. McInnis, President 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations 403-240-0555
Ron Cooper, Investor Relations 604-986-0112

82-35016

RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE GRANTS STOCK OPTIONS

July 9, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) announces that a total of 1,255,000 incentive stock options have been granted under the Company's Stock Option Plan to directors, officers, employees and consultants of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $0.28 per share and are subject to regulatory approval. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan.

Riverstone Resources is a leading landholder in Burkina Faso, controlling fifteen separate permits and close to 3,000 square kilometres in seven different project areas. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

82-35016

RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE COMMENCES ADDITIONAL RC DRILLING ON KAO MAIN ZONE

July 16, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to announce the start of a second phase of Reverse Circulation (RC) drilling on the Kao Exploration Permit in Burkina Faso, West Africa. Previous drilling programs carried out by the Company on the Kao Main Zone have outlined multiple parallel gold zones that appear amenable to the development of a bulk tonnage gold deposit. The present program is designed to confirm the direction and dip of these gold zones and to test for continuity along strike. The zones are open in all directions. This phase of drilling will comprise approximately 1,400 metres, and will be concentrated on the Kao Main Zone.

Selected results from the first RC drilling program carried out in March 2007 on the Kao Main Zone include the following:

- 1.20 g/t gold over 8 m in 07-RC-001,
- 1.69 g/t gold over 12 m in 07-RC-002,
- 1.36 g/t gold over 24 m and 1.26 g/t gold over 10 m in 07-RC-004,
- 1.22 g/t gold over 30 m in 07-RC-006,
- 3.55 g/t gold over 10 m in 07-RC-012,
- 1.03 g/t gold over 12 m in 07-RC-014,
- 2.20 g/t gold over 8 m in 07-RC-016
- 6.77 g/t gold over 4 m in 07-RC-017

"Our work on the Kao permit continues to produce high quality drill targets", commented M.D. McInnis, President of Riverstone Resources. "Results to date on the property indicate the presence of a very large gold system, with both significant strike and width potential".

The Kao Main Zone is located at the southern end of a 5.0 kilometre long gold-in-soils anomaly. Recent rock chip sampling within a 900 metre by 700 metre area of artisanal gold workings near the northern limit of the soil anomaly returned gold values ranging from 1.35 g/t to 23.8 g/t gold. *(See News Release dated June 4, 2007).* This exciting new discovery indicates the potential for significant extension of the gold mineralized areas at Kao and is being mapped in detail before drill testing later this year.

The Kao permit is contiguous with the southern boundary of the Company's Rambo permit. Previous RC and core drilling on the Rambo permit by the Company delineated a gold zone over a strike length of 350 metres and for 170 metres down dip. Gold grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the Kao permit and Golden Star's Goulagou property adjoins Kao on the northwest.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All RC drill samples were assayed using standard fire assay with atomic absorption techniques, with samples grading in excess of 2.00 g/t gold re-assayed with a gravimetric finish, at the independent Abilab Burkina laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

.../2

82-35016

RESOURCES INC.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

www.riverstoneresources.com

Raju Wani, Investor Relations T: 403-240-0555
Ron Cooper, Investor Relations T: 604-986-0112

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35016

RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE INCREASES PRIVATE PLACEMENT

July 17, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") (RVS TSX V) announces that it has increased the number of Units of the non-brokered private placement announced on July 6, 2007 by 100,000 Units to a total of up to 8.1 million units ("Units") of the Company at a price of C$0.25 per Unit for gross proceeds of C$2,025,000.00. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.35 per share. The Company may pay finder's fees for a portion of the financing in accordance with TSX Venture Exchange policies. The private placement is subject to regulatory approval. Securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

END

For further information contact:

Michael D. McInnis, President 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations 403.240.0555
Ron Cooper, Investor Relations 604.986.0112